Banco Itaú Holding Financeira S.A.
A Publicly Listed Company	CNPJ. 60.872.504/0001-23

Announcement to the Market

Trading of Own Shares for Treasury
Month: November 2008

1.
On November 18, 2004, in keeping with the best corporate governance practice, Banco Itaú Holding Financeira S.A. (“Itaú Holding”) voluntarily disclosed its “Operating Rules for the Trading of Own Shares for Treasury” (the “Rules”).

2.	Item 2.1.3 of the Rules established the obligation to make monthly disclosure of the volumes of own shares traded on stock exchanges by Itaú Holding, and minimum, average and maximum prices.

3.	We inform the capital markets that during the month of November 2008, Itaú Holding did not trade any of its own shares for treasury.

4.	We would remind readers that historical data is available on Itaú Holding’s Investor Relations site (www.itauri.com.br).

São Paulo-SP, December 5th 2008.

ALFREDO EGYDIO SETUBAL Investor Relations Officer